SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 5, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2011

Buenos Aires, Argentina, May 5, 2011 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2011 (“1Q11”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totaled Ps.257.7 million in 1Q11. This result was 6% lower than the Ps.274.4 million posted for the fourth quarter of 2010 (“4Q10”) and 5% higher than the result posted in the first quarter of 2010 (“1Q10”). In 1Q11, the annualized return on average equity (“ROAE”) and return on average assets (“ROAA”) were 24.1% and 3.2%, respectively.

•	In 1Q11, the Bank’s net financial income was Ps.636.1 million, decreasing by 2% compared to 4Q10.

•
In 1Q11, Banco Macro’s financing to the private sector grew 8% or Ps.1.3 billion quarter on quarter (“QoQ”), excluding liquidity administration credit lines. Within the consumer credit lines, consumer loans and credit cards grew 12% and 7% QoQ, respectively. While among commercial credit lines, documents and structured loans to SMEs grew 12% and 3% QoQ, respectively.

•
In 1Q11, total deposits grew 8% QoQ, totalling Ps.25.2 billion and representing 78% of the Bank’s total liabilities. Private sector deposits grew 6% in 1Q11, led by transactional deposits, which increased by 9%.

•	In 1Q11, the Bank’s non-performing loans to total financing ratio improved to 1.7%. Therefore, due to the improvement in asset quality, the coverage ratio reached 157.7%.

•
Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.6 billion (24.2% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 49.2% of its total deposits in 1Q11.

RESULTS

Earnings per outstanding share were Ps.0.43 in 1Q11, 6% lower than 4Q10 and 5% higher than 1Q10.

EARNINGS PER SHARE	MACRO Consolidated
	I10	II10	III10	IV10	I11

Net income (M $)	246.0	222.1	267.9	274.4	257.7
Average shares outstanding (M)	594.5	594.5	594.5	594.5	594.5
Book value per issued share ($)	6.06	6.07	6.52	6.99	7.42
Earnings per outstanding share ($)	0.41	0.37	0.45	0.46	0.43

Since September 20, 2010, Banco Macro has consolidated its financial statements with the financial statements of Banco Privado de Inversiones S.A.

Banco Macro’s 1Q11 net income of Ps.257.7 million decreased 6% or Ps.16.7 million QoQ and rose 5% or Ps.11.7 million year over year (“YoY”).

In IQ11 the Bank’s annualized ROAE and ROAA were 24.1% and 3.2%, respectively.

The leverage of Banco Macro’s balance sheet (8.3 assets to equity ratio) remained lower than the system and our competitors’ average, according to figures published by the Argentine Central Bank.

INCOME STATEMENT	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Net financial income	654.0	496.7	599.7	647.8	636.1
Provision for loan losses	-37.8	-23.2	-25.2	-128.8	-44.6
Net fee income	220.3	241.7	265.0	312.2	336.8
	836.5	715.2	839.5	831.2	928.3
Administrative expenses	-414.2	-454.2	-471.8	-577.1	-533.0
Operating result	422.3	261.0	367.7	254.1	395.3
Minority interest	-1.5	-1.8	-2.0	-1.6	-2.5
Net other income	15.0	35.2	22.3	5.5	13.4
Net income before income tax	435.8	294.4	388.0	258.0	406.2
Income tax	-189.8	-72.3	-120.1	16.4	-148.5
NET INCOME	246.0	222.1	267.9	274.4	257.7

The Bank’s total financial income of Ps.1,001.2 million showed a similar level as compared to the previous quarter and increased 3% YoY.

Interest on loans represented 74% of total financial income compared to 69% in 4Q10 and 55% in 1Q10. In addition, interest on loans was 7% or Ps.47.8 million higher than 4Q10’s level and 38% or Ps.204.3 million above 1Q10´s level on the back of the Bank’s solid loan growth. This positive performance took place in a macroeconomic scenario of decreasing interest rates where the Bank’s average private sector lending rate was 18% in 1Q11 compared to 19% in 1Q10. On a quarterly basis, Banco Macro’s average lending rate increased by 19 basic points.

1Q11 Results	Page 2 of 16

In 1Q11, income from government and private securities decrease by 17% QoQ, mainly due to lower income from government and private securities other than Lebacs/Nobacs.

On a yearly basis, income from securities decreased by 52%, or Ps.192.4 million, as a result of the Bank’s reduction in its “investment account” bond portfolio during 1Q10.

On the other hand, income from guaranteed loans declined by Ps.34.9 million QoQ, due to valuation adjustments made in the previous quarters resulting from the present value appraisal of the portfolio determined by reference to figures published by the BCRA (Communication "A" 4898 and supplementary). YoY this item increased Ps.4.8 million.

Income from differences in quoted prices of foreign currency increased by Ps.26.9 million or 76% QoQ, due to a higher FX position valuation.

Other financial income decreased Ps.3.0 million compared to 4Q10 due to lower results from forward FX transactions.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Interest on cash and due from banks	0.0	0.0	0.2	0.1	0.0
Interest on loans to the financial sector	2.0	3.0	4.2	4.5	3.1
Interest on overdrafts	59.6	63.4	69.0	86.8	79.7
Interest on documents	34.7	35.7	35.7	40.2	44.1
Interest on mortgages loans	25.7	27.6	28.3	30.9	33.4
Interest on pledges loans	11.5	12.8	12.7	14.3	15.8
Interest on credit cards loans	47.4	49.7	48.3	64.6	71.5
Interest on financial lesases	11.0	10.4	10.6	11.0	11.5
Interest on other loans	345.2	364.7	387.6	441.3	482.3
Interest on other receivables from finan. interm.	0.1	0.5	0.1	0.3	0.1
Income from government & private securities,net (1)	369.6	171.8	233.4	213.9	177.2
Net options results	0.6	0.0	0.0	0.0	0.5
Income from Guaranteed Loans	0.1	0.5	21.7	39.8	4.9
CER adjustment	1.0	1.8	35.7	7.7	2.9
CVS adjustment	0.2	0.1	0.3	0.1	0.1
Difference in quoted prices of foreign currency	43.8	48.2	32.6	35.5	62.4
Other	20.0	24.9	14.7	14.7	11.7

Total financial income	972.5	815.1	935.1	1,005.7	1,001.2

(1) Income from government & private securities
LEBAC / NOBAC	162.0	145.0	160.0	136.5	147.2
Other	207.6	26.8	73.4	77.4	30.0
TOTAL	369.6	171.8	233.4	213.9	177.2

The Bank’s financial expense totaled Ps.365.1 million, increasing by 2% or Ps.7.2 million QoQ and 15% or Ps.46.6 million YoY.

In 1Q11, interest on deposits represented 72% of the Bank’s total financial expenses. Interest on deposits increased by 1% or Ps.3.7 million QoQ. The average interest rate paid on CDs in 1Q11 slightly increased from 8.3% 4Q10 to 8.4% in 1Q11.

1Q11 Results	Page 3 of 16

On an annual basis, interest on deposits increased 11% or Ps.25.7 million, due to the average time deposit base growth of 22%, which was partially offset by lower interest rates paid on CDs (9.2% average in 1Q10 vs 8.4% average in 1Q11).

Other financial expenses grew 6% or Ps.3.3 million QoQ and 47% or Ps.18.6 million YoY due to higher turnover tax.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Interest on checking accounts	3.0	1.0	0.1	0.0	0.0
Interest on saving accounts	4.6	4.9	5.1	5.0	5.3
Interest on time deposits	230.0	229.8	240.1	254.6	258.0
Interest on loans from financial sector	1.1	1.1	1.2	1.0	1.4
Interest on other liabilities from financial interm.	16.2	15.2	15.5	16.0	15.7
Interest on subordinated notes	14.1	14.2	14.4	14.7	14.7
Other Interest	0.5	0.5	0.4	0.6	0.4
CER adjustments	1.4	1.4	1.0	1.1	1.0
Deposits Guarantee Fund	7.9	8.4	9.0	9.9	10.3
Other	39.7	41.9	48.6	55.0	58.3

Total Financial Expense	318.5	318.4	335.4	357.9	365.1

In 1Q11, the Bank’s net interest margin was 10.2%, slightly lower than the 11.4% posted in 4Q10. Excluding income from government bonds and guaranteed loans, the Bank’s net interest margin would have been 9.4% in 1Q11 compared to 9.1% in 4Q10 and 8.5% in 1Q10, evidencing the Bank's ability to expand its margin backed on consumer lending growth.

In 1Q11, Banco Macro’s net fee income of Ps.336.8 was 8% or Ps.24.6 million higher QoQ and 53% or Ps.116.5 million higher YoY.

The increase was mainly driven by fees on deposit accounts, by debit and credit cards fees, and those related to lending activities.

1Q11 Results	Page 4 of 16

NET FEE INCOME	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Fee charges on deposit accounts	179.4	193.7	210.7	232.3	256.3
Debit and credit card income	47.7	50.9	57.8	66.1	73.9
Other fees related to foreign trade	5.2	9.5	6.2	7.5	8.2
Credit-related fees	20.0	18.0	22.4	36.2	27.7
Lease of safe-deposit boxes	6.0	6.2	7.7	12.2	12.2
Other	24.7	31.5	34.2	38.5	41.8
Total fee income	283.0	309.8	339.0	392.8	420.1

Total fee expenses	62.7	68.1	74.0	80.6	83.3

Net fee income	220.3	241.7	265.0	312.2	336.8

In 1Q11 Banco Macro’s administrative expenses of Ps.533.0 million were 8% or Ps.44.1 million lower than 4Q10, mainly due to a decrease in personnel expenses and fees.

Personnel expenses decreased 5% or Ps.18.3 million QoQ since the bonuses provision of Ps.50 million that was accounted in the previous quarter. In addition, the Bank paid Ps.22 million in 1Q11 quarter in advance of future salary increases to be agreed with the Labor Union.

The efficiency ratio reached 54.8% in 1Q11 improving 100 bp from FY10’s accumulated level.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Personnel expenses	279.7	283.0	304.0	367.2	348.9
Directors & statutory auditors´fees	4.2	17.0	9.4	28.8	8.8
Other professional fees	17.2	20.6	20.9	22.5	20.9
Advertising & publicity	8.5	13.3	16.3	25.3	15.4
Taxes	20.3	30.3	25.2	26.7	29.7
Depreciation of equipment	14.0	14.3	14.6	15.4	17.5
Amortization of organizational costs	9.6	10.2	11.2	12.3	13.2
Other operating expenses	55.8	60.3	63.2	69.1	72.9
Other	4.9	5.2	7.0	9.8	5.7
Total Administrative Expenses	414.2	454.2	471.8	577.1	533.0
			373
Total Employees	7,807	7,864	8,060	8,154	8,212
Branches	408	403	400	404	407

Efficiency ratio	47.4%	61.5%	54.6%	60.1%	54.8%

Efficiency ratio accumulated	47.4%	53.8%	54.1%	55.8%	54.8%

In 1Q11, the Bank’s net other income totaled Ps.13.4 million, increasing by Ps.7.9 million QoQ, mainly to due an increase in other income as compared to 4Q10.

1Q11 Results	Page 5 of 16

NET OTHER INCOME	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Other Income
Penalty interest	6.4	8.8	5.7	5.9	6.3
Recovered loans and allowances reversed	23.1	10.6	19.8	16.5	14.2
Other	6.1	32.0	24.6	8.0	17.7
Total Other Income	35.6	51.4	50.1	30.4	38.2
Other Expense
Uncollected charges for other loans and other provisions	7.5	4.3	8.2	12.5	11.3
Difference in amparos amortization	4.2	4.3	4.5	4.5	4.6
Goodwill amortization	2.1	2.1	2.6	3.5	3.5
Other Expense	6.8	5.5	12.5	4.4	5.4
Total Other Expense	20.6	16.2	27.8	24.9	24.8

Net Other Income	15.0	35.2	22.3	5.5	13.4

In 1Q11, Banco Macro’s effective income tax rate was 36.6% lower than 43.6% registered in 1Q10 due to lower government securities gains for tax purposes.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trusts and leasing portfolio), but excluding short term advances to companies with AAA local rating, totaled Ps.17.7 billion, increasing 8% or Ps.1.3 billion QoQ and 45% or Ps.5.5 billion YoY.

Within retail loans, consumer loans grew 12% QoQ and credit card loans increased 7% QoQ.

Within commercial loans, discounted documents grew 12% QoQ and structured loans rose 3% QoQ.

1Q11 Results	Page 6 of 16

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	I10	II10	III10	IV10	I11	IV10/III10	IV10/IV09

Overdrafts (total)	1,254.9	1,671.8	1,684.3	2,033.0	1,990.3	-2%	59%
Overdrafts	1,215.0	1,352.3	1,535.0	1,820.9	1,952.8	7%	61%
AAA (liquidity administration)	39.9	319.5	149.3	212.1	37.5	-82%	-6%
Discounted documents	1,341.5	1,326.3	1,451.8	1,805.2	2,015.1	12%	50%
Mortgages loans	802.0	791.2	827.2	902.7	926.0	3%	15%
Pledges loans	282.3	295.1	298.1	347.3	366.6	6%	30%
Personal loans	4,234.1	4,668.1	5,150.5	5,802.4	6,525.8	12%	54%
Credit Cards loans	970.0	1,021.9	1,326.5	1,553.2	1,659.0	7%	71%
Others	2,447.4	2,739.8	2,865.2	3,302.2	3,402.9	3%	39%
Total credit to the private sector	11,332.2	12,514.2	13,603.6	15,746.0	16,885.8	7%	49%
Financial trusts	697.2	680.0	726.3	612.1	592.4	-5%	-16%
Leasing	247.6	231.0	229.8	247.4	252.8	2%	2%
Total credit w/ f. trusts and leasing	12,277.0	13,425.2	14,559.7	16,605.5	17,731.0	7%	44%

Total credit w/o liquidity administration	12,237.1	13,105.7	14,410.4	16,393.4	17,693.5	8%	45%

PUBLIC SECTOR ASSETS

In 1Q11, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.1% showing a decline from the 2.5% posted in 4Q10 and in 1Q10. The Bank’s exposure to the public sector remained below the system’s average (12%).

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

LEBAC / NOBAC B.C.R.A.	4,890.9	4,855.9	5,127.1	3,849.3	4,651.7
Other	336.3	389.5	647.2	480.3	409.1
Government securities	5,227.2	5,245.4	5,774.3	4,329.6	5,060.8
Guaranteed loans	186.3	183.8	236.4	280.6	282.8
Provincial loans	152.6	48.0	41.8	55.8	71.7
Government securities loans	0.0	0.0	0.0	0.0	2.5
Loans	338.9	231.8	278.2	336.4	357.0
Purchase of government bonds	16.4	16.6	16.8	16.5	16.6
Other receivables	16.4	16.6	16.8	16.5	16.6

TOTAL PUBLIC SECTOR ASSETS	5,582.5	5,493.8	6,069.3	4,682.5	5,434.4

TOTAL PUBLIC SECTOR LIABILITIES	89.5	100.8	98.2	92.1	83.7

Net exposure	5,493.0	5,393.0	5,971.1	4,590.4	5,350.7

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	691.6	637.9	942.2	833.2	782.7

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.5%	2.1%	2.9%	2.5%	2.1%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.1%	1.8%	2.6%	2.2%	1.9%

1Q11 Results	Page 7 of 16

FUNDING

Deposits

Banco Macro’s deposit base totaled Ps.25.2 billion in 1Q11. Deposits remained the Bank’s most important source of funds, growing 8% or Ps.1.8 billion QoQ and 29% or Ps.5.7 billion YoY and representing 78% of the Bank’s total liabilities. Public sector deposits rose 12% or 1.5 billion in the quarter.

The 6% or Ps.1.1 billion QoQ increase in private sector deposits in 1Q11 was led by transactional deposits which increased 9% QoQ. Time deposits grew by 3% QoQ and 10% YoY.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I 10	II 10	III 10	IV 10	I 11	Q to Q	Y to Y

Public sector	4,312.4	5,134.5	5,724.3	5,216.1	5,866.9	12%	36%

Financial sector	10.9	14.2	10.9	15.8	17.8	13%	64%

Private sector	15,189.9	16,146.7	16,905.7	18,175.5	19,298.8	6%	27%
Checking accounts	3,256.1	3,716.7	3,730.4	4,178.7	4,570.2	9%	40%
Savings accounts	3,236.3	3,523.2	3,771.6	4,526.7	4,927.8	9%	52%
Time deposits	8,140.7	8,090.9	8,592.7	8,714.1	8,974.4	3%	10%
Other	556.8	815.9	811.0	756.0	826.4	9%	48%
TOTAL	19,513.2	21,295.4	22,640.9	23,407.4	25,183.5	8%	29%

Other sources of funds

In 1Q11, the total amount of other sources of funds increased 6% or Ps.317.2 million as compared with 4Q10, due to an increase in shareholders equity.

OTHER FUNDING	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Central Bank	1.9	1.7	1.6	1.9	2.0
Banks and international institutions	30.2	32.0	53.6	45.7	69.7
Financing received from Argentine financial institutions	109.6	103.2	94.1	76.9	81.4
Subordinated corporate bonds	598.2	591.5	610.5	598.5	624.8
Unsubordinated corporate bonds	622.0	631.5	631.0	636.4	641.0
Shareholders´ equity	3,604.8	3,610.5	3,878.4	4,152.8	4,410.5
Total Funding	4,966.7	4,970.4	5,269.2	5,512.2	5,829.4

1Q11 Results	Page 8 of 16

In 1Q11, Banco Macro’s average cost of funds was 5.0%, one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 44% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

In 1Q11, the Bank’s liquid assets amounted to Ps.12.4 billion, showing an increase of 2% QoQ and of 5% YoY.

Banco Macro’s liquid asset to total deposits ratio remained at high levels, reaching 49.2% in 1Q11.

LIQUID ASSETS	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Cash	4,960.7	4,507.6	4,797.3	5,202.0	5,164.7
Guarantees for compensating chambers	270.5	270.7	286.4	287.1	293.7
Loans to AAA companies	39.9	319.5	149.3	212.1	37.5
Call	4.6	51.0	48.0	110.1	23.0
Repos	1,308.3	1,838.4	1,827.0	2,323.5	1,737.1
LEBAC / NOBAC	5,209.1	5,538.7	5,293.5	4,005.8	5,124.2
TOTAL	11,793.1	12,525.9	12,401.5	12,140.6	12,380.2

Liquid assets to total deposits	60.4%	58.8%	54.8%	51.9%	49.2%

SOLVENCY

In 1Q11, Banco Macro’s integrated capital was Ps.4.6 billion, well above the required capital of Ps.2.0 billion.

The capitalization ratio was 24.2% in 1Q11, over the minimum required by the regulations.

The Bank’s excess capital is aimed at supporting growth and, consequently, a higher leverage of the Bank’s balance sheet.

1Q11 Results	Page 9 of 16

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Credit risk requirement	1,115	1,197	1,225	1,423	1,546
Market risk requirement	58	51	59	56	71
Interest rate requirement	265	231	238	283	371
Integrated capital	3,979	3,999	4,042	4,324	4,598
Excess capital	2,541	2,520	2,520	2,562	2,610

Capitalization ratio	29.1%	27.1%	26.9%	24.7%	24.2%

ASSET QUALITY

In 1Q11, Banco Macro’s non-performing to total financing ratio reached 1.71% following the recovery process initiated in early 2010.

In 1Q11, the irregular (non-performing) commercial portfolio dropped 47.5%, while the irregular consumer portfolio showed a same level QoQ.

Due to the improvement in the assets quality of both portfolios, the coverage ratio reached 157.7% in 1Q11.

The Bank’s is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Commercial portfolio	5,796.2	6,719.1	6,795.1	7,887.9	8,390.6
Irregular	102.4	103.8	86.5	89.3	46.9
Consumer portfolio	7,003.0	7,366.5	8,219.0	9,331.6	10,206.1
Irregular	275.2	246.7	273.8	270.1	270.2
Total portfolio	12,799.2	14,085.6	15,014.1	17,219.5	18,596.7
Irregular	377.7	350.5	360.3	359.4	317.1
Irregular / Total portfolio	2.95%	2.49%	2.40%	2.09%	1.71%
Total allowances	447.9	434.2	437.9	529.2	500.1
Coverage ratio w/allowances	118.60%	123.87%	121.56%	147.22%	157.70%

1Q11 Results	Page 10 of 16

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	I 10	II 10	III 10	IV 10	I 11

CER adjustable ASSETS
Government Securities	25.9	0.2	0.1	0.0	0.0

Guaranteed loans	218.5	226.9	236.9	279.3	284.8
Private sector loans	28.0	25.0	21.8	18.6	15.6
Other loans	5.2	5.3	3.1	3.2	3.2
Loans	251.7	257.2	261.8	301.1	303.6

Leasing	1.0	1.0	0.0	0.0	0.0
Other loans	3.1	2.5	2.4	2.2	2.0
Total CER adjustable assets	281.7	260.9	264.3	303.3	305.6

CER adjustable LIABILITIES
Deposits	0.5	0.6	0.6	0.6	0.1
Other liabilities from financial intermediation	45.4	45.6	45.5	45.4	45.3
Subordinated corporate bonds	0.5	0.5	0.0	0.0	0.0
Total CER adjustable liabilities	46.4	46.7	46.1	46.0	45.4

NET ASSET CER EXPOSURE	235.3	214.3	218.2	257.3	260.2

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Cash	2,341.1	2,481.2	2,500.9	2,199.9	2,683.5
Government Securities	588.6	360.5	362.3	2,581.7	397.1
Loans	2,040.4	2,061.6	2,122.9	2,382.8	2,562.6
Other receivables from financial intermediation	1,885.4	2,370.1	2,494.6	2,846.6	2,968.8
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	36.8	37.2	39.8	43.9	57.7
Other assets	69.6	65.7	64.4	60.0	56.6
TOTAL ASSETS	6,962.7	7,377.2	7,585.8	10,115.9	8,727.6
Deposits	3,879.9	3,908.8	3,947.1	3,890.4	4,758.4
Other liabilities from financial intermediation	749.2	762.2	813.0	3,329.2	1,441.5
Other liabilities	5.0	4.4	4.6	5.5	6.6
Subordinated corporate bonds	597.7	590.9	610.5	598.5	624.8
TOTAL LIABILITIES	5,231.8	5,266.3	5,375.4	7,823.6	6,831.3

NET FX POSITION	1,730.9	2,110.9	2,210.4	2,292.3	1,896.3

1Q11 Results	Page 11 of 16

RELEVANT AND RECENT EVENTS

•
The Shareholders' Meeting held on April 26, 2011 approved the extension of our Global Medium-Term Note Program and increased the maximum amount from USD700 million to USD1.0 billion or it´ equivalent in other currencies.

•	The Shareholders' Meeting held on April 26, 2011 approved a cash dividend payment of Ps.505.3 million (Ps.0.85 per share).

1Q11 Results	Page 12 of 16

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on May 6, 2011 at 12:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(888) 298-3451 (Within the U.S.) (719) 325-2490 (Outside the U.S.) Conference ID: 9301907
DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730

E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

1Q11 Results	Page 13 of 16

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

ASSETS	28,201.5	30,372.8	32,165.8	33,524.4	36,495.2
Cash	4,960.7	4,507.6	4,797.3	5,202.0	5,164.7
Government Securities	7,381.4	8,038.2	8,079.1	7,030.1	7,612.2
LEBAC/NOBAC	5,209.1	5,538.7	5,293.5	4,005.8	5,124.2
Other	2,172.4	2,499.5	2,785.6	3,024.3	2,488.0
Loans	11,458.1	12,611.3	13,750.0	15,910.1	17,061.9
to the non-Financial Government Sector	338.9	231.8	278.3	336.4	354.5
to the Financial Sector	53.4	120.4	114.5	155.7	97.9
to the non-financial private sector	11,499.4	12,679.2	13,780.9	15,932.9	17,095.8
-Overdrafts	1,254.9	1,671.8	1,684.3	2,033.0	1,990.3
-Discounted documents	1,341.5	1,326.3	1,451.8	1,805.2	2,015.1
-Mortgages	802.0	791.2	827.2	902.7	926.0
-Pledges	282.3	295.1	298.1	347.3	366.6
-Consumer	4,234.1	4,668.1	5,150.5	5,802.4	6,525.8
-Credit cards	970.0	1,021.9	1,326.5	1,553.2	1,659.0
-Other	2,447.4	2,739.8	2,865.2	3,302.2	3,402.9
- Less: int. doc., cotiz dif.	167.2	165.0	177.3	186.9	210.1
Allowances	-433.6	-420.1	-423.7	-514.9	-486.3
Other receivables from financial intermediation	2,949.0	3,845.9	3,920.3	3,599.3	4,700.6
Receivables from financial leases	247.6	231.0	229.8	247.4	252.8
Investments in other companies	10.0	9.8	9.8	9.7	9.8
Other receivables	427.0	359.9	530.6	631.1	650.1
Other assets	767.7	769.1	849.0	894.7	1,043.1
LIABILITIES	24,596.7	26,762.3	28,287.4	29,371.6	32,084.7
Deposits	19,513.2	21,295.4	22,640.9	23,407.4	25,183.5
From the non-financial government sector	4,312.4	5,134.5	5,724.3	5,216.1	5,866.9
From the financial sector	10.9	14.2	10.9	15.8	17.8
From the non-financial private sector	15,189.9	16,146.7	16,905.7	18,175.5	19,298.8
-Checking accounts	3,256.1	3,716.7	3,730.4	4,178.7	4,570.2
-Savings accounts	3,236.3	3,523.2	3,771.6	4,526.7	4,927.8
-Time deposits	8,140.7	8,090.9	8,592.7	8,714.1	8,974.4
-Other	556.8	815.9	811.0	756.0	826.4
Other liabilities from financial intermediation	3,281.6	4,292.0	4,320.7	4,591.3	5,371.2
Subordinated corporate bonds	598.2	591.5	610.5	598.5	624.8
Other liabilities	1,203.7	583.4	715.3	774.4	905.2

SHAREHOLDERS' EQUITY	3,604.8	3,610.5	3,878.4	4,152.8	4,410.5

LIABILITIES + SHAREHOLDERS' EQUITY	28,201.5	30,372.8	32,165.8	33,524.4	36,495.2

1Q11 Results	Page 14 of 16

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	I10	II10	III10	IV10	I11

Financial income	972.5	815.1	935.1	1,005.7	1,001.2
Interest on cash and due from banks	0.0	0.0	0.2	0.1	0.0
Interest on loans to the financial sector	2.0	3.0	4.2	4.5	3.1
Interest on overdrafts	59.6	63.4	69.0	86.8	79.7
Interest on documents	34.7	35.7	35.7	40.2	44.1
Interest on mortgages loans	25.7	27.6	28.3	30.9	33.4
Interest on pledges loans	11.5	12.8	12.7	14.3	15.8
Interest on credit cards loans	47.4	49.7	48.3	64.6	71.5
Interest on financial lesases	11.0	10.4	10.6	11.0	11.5
Interest on other loans	345.2	364.7	387.6	441.3	482.3
Income from government & private securities	369.6	171.8	233.4	213.9	177.2
Net options results	0.6	0.0	0.0	0.0	0.5
Income from guaranteed loans	0.1	0.5	21.7	39.8	4.9
Interest on other receivables from fin. intermediation	0.1	0.5	0.1	0.3	0.1
CER adjustment	1.0	1.8	35.7	7.7	2.9
CVS adjustment	0.2	0.1	0.3	0.1	0.1
Difference in quoted prices of foreign exchange	43.8	48.2	32.7	35.5	62.4
Other	20.0	24.9	14.7	14.7	11.8
Financial expense	-318.5	-318.4	-335.4	-357.9	-365.1
Interest on checking accounts	-3.0	-1.0	-0.1	0.0	0.0
Interest on saving accounts	-4.6	-4.9	-5.1	-5.0	-5.3
Interest on time deposits	-230.0	-229.8	-240.1	-254.6	-258.0
Interest on loans from the financial sector	-1.1	-1.1	-1.2	-1.0	-1.4
Interest on subordinated notes	-14.1	-14.2	-14.4	-14.7	-14.7
Other Interest	-0.5	-0.5	-0.4	-0.6	-0.4
Interest on other liabilities from fin. intermediation	-16.2	-15.2	-15.5	-16.0	-15.7
CER adjustments	-1.4	-1.4	-1.0	-1.1	-1.0
Deposits guarantee fund	-7.9	-8.4	-9.0	-9.9	-10.3
Other Interest	-39.7	-41.9	-48.6	-55.0	-58.3
Net financial income	654.0	496.7	599.7	647.8	636.1
Provision for loan losses	-37.8	-23.2	-25.2	-128.8	-44.6

Fee income	283.0	309.8	339.0	392.8	420.1
Fee expenses	-62.7	-68.1	-74.0	-80.6	-83.3
Net fee income	220.3	241.7	265.0	312.2	336.8

Administrative expenses	-414.2	-454.2	-471.8	-577.1	-533.0
Minority interest	-1.5	-1.8	-2.0	-1.6	-2.5
Net other income	15.0	35.2	22.3	5.5	13.4
Earnings before income tax	435.8	294.4	388.0	258.0	406.2
Income tax	-189.8	-72.3	-120.1	16.4	-148.5

Net income	246.0	222.1	267.9	274.4	257.7

1Q11 Results	Page 15 of 16

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I10	II10	III10	IV10	I11

Profitability & performance
Net interest margin	12.1%	9.5%	11.3%	11.4%	10.2%
Net fee income ratio	25.2%	32.7%	30.7%	32.5%	34.6%
Efficiency ratio	47.4%	61.5%	54.6%	60.1%	54.8%
Net fee income as a percentage of adm expenses	53.2%	53.2%	56.2%	54.1%	63.2%
Return on average assets	3.6%	3.3%	3.8%	3.7%	3.2%
Return on average equity	28.0%	25.6%	28.9%	27.3%	24.1%
Liquidity
Loans as a percentage of total deposits	60.9%	61.2%	62.6%	70.2%	69.7%
Liquid assets as a percentage of total deposits	60.4%	58.8%	54.8%	51.9%	49.2%
Capital
Total equity as a percentage of total assets	12.8%	11.9%	12.1%	12.4%	12.1%
Regulatory capital as a percentage of risk weighted assets	29.1%	27.1%	26.9%	24.7%	24.2%
Asset Quality
Allowances over total loans	3.7%	3.2%	3.0%	3.1%	2.8%
Non-performing loans as a percentage of total loans	3.0%	2.6%	2.4%	2.1%	1.7%
Allowances as a percentage of non-performing loans	121.0%	126.1%	123.1%	148.9%	159.5%
Amparos as a percentage of average equity	1.4%	1.5%	1.4%	1.3%	1.2%

1Q11 Results	Page 16 of 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 5, 2011

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfin Jorge Ezequiel Carballo
Title: Vice Chairman